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EXHIBIT 3.25

FIRST AMENDED OPERATING AGREEMENT

OF

HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC

TABLE OF CONTENTS

RECITALS		1
	ARTICLE I DEFINITIONS	1
1.1.	Scope	1
1.2.	Defined Terms	1
	ARTICLE II THE COMPANY	4
2.1.	Status	4
2.2.	Name	4
2.3.	Term	4
2.4.	Purpose	4
2.5.	Principal Place of Business	4
2.6.	Registered Agent and Registered Office	4
	ARTICLE III MEMBERS	4
3.1.	Identification	4
3.2.	Changes and Verification of Membership Interests	4
3.3.	Manner of Acting	4
3.4.	Limitation on Individual Authority	5
3.5.	Negation of Fiduciary Duties	5
3.6.	Resignation of a Member	5
3.7.	Expulsion of a Member	5
3.8.	Transfer of Membership Interest	5
3.9.	Dissociation	6
	ARTICLE IV FINANCE	6
4.1.	Contributions	7
4.2.	Allocation of Profit and Loss	8
4.3.	Tax Allocations	8
4.4.	Distributions	8
4.5.	Capital Accounts	8
	ARTICLE V MANAGEMENT	9
5.1.	Representative Management	9
5.2.	Time Devoted to Business	9
5.3.	Powers and Authority	9
5.4.	Required Member Approval	10
5.5.	Fiduciary Duties	10
5.6.	Indemnification of Managers	10
5.7.	Compensation	10
5.8.	Tenure	10

	ARTICLE VI RECORDS AND ACCOUNTING	11
6.1.	Maintenance of Records	11
6.2.	Financial Accounting	11
6.3.	Reports	12
6.4.	Tax Compliance	12
	ARTICLE VII DISSOLUTION	12
7.1.	Events of Dissolution	12
7.2.	Effect of Dissolution	13
	ARTICLE VIII GENERAL PROVISIONS	13
8.1.	Amendments	13
8.2.	Power of Attorney	13
8.3.	Nominee	14
8.4.	Investment Representation	14
8.5.	Notices	14
8.6.	Resolution of Inconsistencies	14
8.7.	Provisions Applicable to Transferees	14
8.8.	Additional Instruments	14
8.9.	Computation of Time	14
8.10.	Entire Agreement	14
8.11.	Waiver	14
8.12.	General Construction Principles	15
8.13.	Binding Effect	15
8.14.	Governing Law	15
8.15.	Counterparts	15

FIRST AMENDED OPERATING AGREEMENT

OF

HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC

        THIS FIRST AMENDED OPERATING AGREEMENT is made and entered into as of the 1st day of January, 1999, by and between HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC, a Utah limited liability company (the "Company"), and HUNTSMAN INTERNATIONAL CORPORATION, a Utah corporation ("Huntsman International").

RECITALS:

        WHEREAS, the Company is a limited liability company formed under the Utah Limited Liability Company Act, with Huntsman Chemical Corporation, a Texas corporation ("HCC"), as its initial Member and as its Manager; and

        WHEREAS, the Company and HCC entered into a certain Operating Agreement (the "Original Operating Agreement"), defining their rights and obligations with respect to the Company's governance and financial affairs and providing guidelines and procedures for the conduct of the Company's activities; and

        WHEREAS, pursuant to the provisions of a certain Assignment of Limited Liability Company Interest, dated as of December 31, 1998, HCC assigned and transferred to Huntsman International all right, title, and interest of HCC as a Member in and to HCC's entire one hundred percent (100%) Membership Interest in the Company; and

        WHEREAS, the Company and Huntsman International desire (i) to substitute Huntsman International as the sole Member of the Company, (ii) to amend the Original Operating Agreement in its entirety, (iii) to set forth in writing their rights and obligations with respect to the Company's governance and financial affairs, and (iv) to adopt guidelines and procedures for the conduct of the Company's activities.

        NOW, THEREFORE, Huntsman International is hereby substituted as the sole Member of the Company and, pursuant to the provisions of Section 48-2b-126 of the Utah Limited Liability Company Act, the Original Operating Agreement is hereby amended and superseded in its entirety and the parties hereby designate, declare, consent to, and adopt this Agreement as the Company's operating agreement, effective as of the date hereof.

ARTICLE I

DEFINITIONS

        1.1    Scope.    For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, capitalized terms have the meanings specified in this Article.

        1.2    Defined Terms.

          (a)   "Act" means the Utah Limited Liability Company Act.

          (b)   "Affiliate," with respect to a Person, means (1) a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person, (2) a Person who owns or controls at least ten percent of the outstanding voting interests of the Person, (3) a Person who is an officer, director, manager, or general partner of the Person, or (4) a Person who is an officer, director, manager, general partner, trustee, or owns at least ten percent of the outstanding voting interests of a Person described in clauses (1) through (3) of this sentence.

          (c)   "Agreement" means this First Amended Operating Agreement, including any amendments.

          (d)   "Articles" means the articles of organization filed with the Utah Division of Corporations and Commercial Code to organize the Company under the Act as a limited liability company, including any amendments and restatements.

          (e)   "Available Funds" means the Company's gross cash receipts from operations, less the sum of: (1) payments of principal, interest, charges, and fees pertaining to the Company's indebtedness; (2) expenditures incurred incident to the usual conduct of the Company's business; and (3) amounts reserved to meet the reasonable needs and liquidity requirements of the Company's business.

          (f)    "Bankruptcy" means the filing of a petition seeking liquidation, reorganization, arrangement, readjustment, protection, relief, or composition in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding.

          (g)   "Capital Account" of a Member means the capital account maintained for the Member in accordance with Article 4.5.

          (h)   "Code" means the Internal Revenue Code of 1986, as amended.

          (i)    "Company" means Huntsman Expandable Polymers Company, LC, and any successor limited liability company.

          (j)    "Contribution" means anything of value that a Member contributes to the Company as a prerequisite for or in connection with membership, including any combination of cash, property, services rendered, a promissory note, or any other obligation to contribute cash or property or render services.

          (k)   "Dissociation" means a complete termination of a Member's membership in the Company in consequence of an event described in Article 3.9.

          (l)    "Distribution" means the Company's direct or indirect transfer of money or other property with respect to a Membership Interest.

          (m)  "Effective Date," with respect to this Agreement, means the date on which the Company's existence as a limited liability company begins, as prescribed by the Act.

          (n)   "Entity" means an association, relationship, or artificial person through or by means of which an enterprise or activity may be lawfully conducted, including without limitation a partnership, trust, limited liability company, corporation, joint venture, cooperative, or association.

          (o)   "Expandable Polystyrene" means neat homo-polymers of Styrene which contain one or more blowing agents.

          (p)   "HCC" means Huntsman Chemical Corporation, a Texas corporation, and any successor corporation.

          (q)   "HCC Expandable Assets" shall have the meaning ascribed thereto in Article 4.1(a).

          (r)   "HCC Expandable Businesses" shall have the meaning ascribed thereto in Article 4.1(a).

          (s)   "HCC North American EPS Business" means all operations (excluding marketing, sales, and distribution) conducted, as of December 31, 1998, by HCC's business wherever located involving research, development, and production of Expandable Polystyrene.

          (t)    "HCC Specialty Expandable Resins Business" means operations (excluding marketing, sales, and distribution) conducted by Huntsman relating to Specialty Expandable Resins.

          (u)   "Huntsman International" means Huntsman International Corporation, a Utah corporation, and any successor corporation.

          (v)   "Manager" means a Person, whether or not a Member, who is vested with authority to manage the Company in accordance with Article 5.

          (w)  "Member" means Huntsman International and any Person who subsequently is admitted as an additional or substitute Member after the date hereof, in accordance with Article 3.1.

          (x)   "Membership Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive Distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of the Manager, and receive information pertaining to the Company's affairs. Changes in Membership Interests after the Effective Date, including those necessitated by the admission and Dissociation of Members, will be reflected in the Company's records. The allocation of Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act.

          (y)   "Minimum Gain" means minimum gain as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

          (z)   "Nova Chemicals" means Nova Chemicals (USA) Inc., a Texas corporation.

          (aa) "Nova Merger Agreement" means that certain Agreement of Merger by and among NOVA Corporation, an Alberta corporation, Huntsman Corporation, a Utah corporation, Nova Chemicals, and HCC.

          (bb) "Permitted Transferee," with respect to a Member, means any Person.

          (cc) "Person" means a natural person or an Entity.

          (dd) "Polystyrene Portion of Peru Plant" shall have the meaning ascribed thereto in the Nova Merger Agreement.

          (ee) "Profit," as to a positive amount, and "Loss," as to a negative amount, mean, for a Taxable Year, the Company's income or loss for the Taxable Year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

          (ff)  "Regulations" means proposed, temporary, or final regulations promulgated under the Code by the Department of the Treasury, as amended.

          (gg) "Specialty Expandable Resins" means: (i) homo-polymers and co-polymers containing Styrene, which homo-polymers and co-polymers are grafted onto or partially occluded within a discontinuous rubbery phase, and (ii) compounded homo-polymers and co-polymers containing Styrene, and (iii) any blends and alloys containing any of the foregoing homo-polymers and co-polymers; provided that, in the case of each of clauses (i), (ii), and (iii), such homo-polymers and co-polymers contain at least one blowing agent.

          (hh) "Styrene" means styrene monomer having the formula C6H5CH = CH2.

          (ii)   "Taxable Year" means the Company's taxable year as determined in accordance with Article 6.2.

          (jj)   "Transfer," as a noun, means a transaction or event by which ownership of a Membership Interest is changed or encumbered including without limitation a sale, exchange, abandonment, gift, pledge, or foreclosure. "Transfer," as a verb, means to effect a Transfer.

          (kk) "Transferee" means a Person who acquires a Membership Interest by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with Article 3.1.

          (ll)   "Transferee Affiliate," with respect to a Member, means another Member, a trust for the Member's benefit, or an Affiliate of the Member.

ARTICLE II

THE COMPANY

        2.1    Status.    The Company is a Utah limited liability company organized under the Act.

        2.2    Name.    The Company's name is Huntsman Expandable Polymers Company, LC.

        2.3    Term.    The Company's existence as a limited liability company will commence on the Effective Date and continue until December 31, 2028, unless sooner terminated under the Act or this Agreement.

        2.4    Purpose.    The Company's purpose is to engage in any lawful act or activity for which a limited liability company may be organized under the Act, as amended or replaced from time to time.

        2.5    Principal Place of Business.    The Company's principal place of business is located at 500 Huntsman Way, Salt Lake City, Utah 84108.

        2.6    Registered Agent and Registered Office.    The Company's registered office in Utah is located at 500 Huntsman Way, Salt Lake City, Utah 84108, and its registered agent at that location is Robert B. Lence. The Company may change its registered agent or registered office at any time in accordance with the Act.

ARTICLE III

MEMBERS

        3.1    Identification.

          (a)    Initial Member.    As of the date hereof, the name and address of the sole Member are Huntsman International Corporation, 500 Huntsman Way, Salt Lake City, Utah 84108.

          (b)    Additional and Substitute Members.    The Company may admit additional or substitute Members without the approval of the Members. The Company may withhold approval of the admission of any Person for any or no reason.

          (c)    Rights of Additional or Substitute Members.    A Person admitted as an additional or substitute Member has all the rights and powers and is subject to all the restrictions and obligations of a Member under this Agreement and the Act.

        3.2    Changes and Verification of Membership Interests.

          (a)    Changes in Membership Interests.    The Members' Membership interests may be changed only with the approval of all Members.

          (b)    Verification of Membership Interests.    Within 10 days after receipt of a Member's written request, the Company will provide the Member with a statement of the Member's Membership Interest. The statement will serve the sole purpose of verifying the Member's Membership Interest, as reflected in the Company's records, and will not constitute for any purpose a certificated security, negotiable instrument, or other vehicle by which a Transfer of a Membership Interest may be effected.

        3.3    Manner of Acting.

          (a)    Meetings.

            (1)    Right to Call.    The Manager or any Member or combination of Members whose Membership Interest exceeds ten percent (10%) may call a meeting of Members by giving written notice to all Members not less than ten (10) nor more than sixty (60) days prior to the date of the meeting. The notice must specify the date of the meeting and the nature of any business to be transacted. A Member may waive notice of a meeting of Members orally, in writing, or by attendance at the meeting.

            (2)    Proxy Voting.    A Member may act at a meeting of Members through a Person authorized by signed proxy.

            (3)    Quorum.    Members whose aggregate Membership Interest exceeds fifty percent (50%) will constitute a quorum at a meeting of Members. No action may be taken in the absence of a quorum.

            (4)    Required Vote.    Except with respect to matters for which a greater minimum vote is required by the Act or this Agreement, the vote of Members present whose aggregate Membership Interest exceeds fifty percent (50%) of the aggregate Membership Interest of all Members present will constitute the act of the Members at a meeting of Members.

          (b)    Written Consent.    The Members may act without a meeting by written consent describing the action and signed by Members whose aggregate Membership Interest is at least equal to the minimum that would be necessary to take the action at a meeting at which all Members were present.

        3.4    Limitation on Individual Authority.    A Member who is not also the Manager has no authority to bind the Company. A Member (other than the Manager) whose unauthorized act obligates the Company to a third party will indemnify the Company for any costs or damages the Company incurs as a result of the unauthorized act.

        3.5    Negation of Fiduciary Duties.    A Member who is not also the Manager owes no fiduciary duties to the Company or to the other Members solely by reason of being a Member.

        3.6    Resignation of a Member.    A Member may resign from the Company only with the approval of remaining Members whose aggregate Membership Interest exceeds fifty percent (50%) of the aggregate Membership Interest of all remaining Members.

        3.7    Expulsion of a Member.    Neither the Company nor the Members have power to expel a Member for any reason.

        3.8    Transfer of Membership Interest.

          (a)    Restrictions on Transfer.    A Member may Transfer a Membership Interest only in compliance with this Article 3.8. An attempted Transfer of all or a portion of a Membership Interest that is not in compliance with this Article 3.8 is null and void.

          (b)    Permitted Transfers.    Subject to the provisions of Article 3.8(e), a Member at any time may Transfer all or a portion of a Membership Interest to a Permitted Transferee if, as of the date the Transfer takes effect, the Company is reasonably satisfied that all of the following conditions are met:

            (1)   the Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes;

            (2)   the Transfer is the subject of an effective registration under, or exemption from the registration requirements of, applicable state and federal securities laws; and

            (3)   the Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports.

          (c)    Transferor's Membership Status.    If a Member Transfers less than all of the Membership Interest, the Member's rights with respect to the transferred portion, including the right to vote or otherwise participate in the Company's governance and the right to receive Distributions, will terminate as of the effective date of the Transfer. However, the Member will remain liable for any obligation with respect to the transferred portion that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement. If the Member Transfers all of the Membership Interest, the Transfer will constitute an event of Dissociation for purposes of Article 3.9.

          (d)    Transferee's Status.

            (1)    Admission as a Member.    A Member who Transfers a Membership Interest has no power to confer on the Transferee the status of a Member. A Transferee may be admitted as a Member only in accordance with the provisions of Article 3.1. A Transferee who is not admitted as a Member has only the rights described in this Article 3.8.

            (2)    Rights of Non-Member Transferee.    A Transferee who is not admitted as a Member in accordance with the provisions of Article 3.1, (i) has no right to vote or otherwise participate in the Company's governance, (ii) is not entitled to receive information concerning the Company's affairs or inspect the Company's books and records, (iii) with respect to the transferred Membership Interest, is entitled to receive the Distributions to which the Member would have been entitled had the Transfer not occurred, but only at such times and in such amounts as the Company in its sole discretion may determine, and (iv) is subject to the restrictions imposed by this Article 3.8 to the same extent as a Member.

        3.9    Dissociation.

          (a)    Events of Dissociation.    A Member's Dissociation from the Company occurs upon: (1) the Member's resignation from the Company; (2) the Member's Transfer of the Member's entire Membership Interest; (3) the Member's Bankruptcy; (4) as to a Member who is a natural person, the Member's death or adjudication of incompetency; (5) as to a Member who holds a Membership Interest as a fiduciary, distribution of the entire Membership Interest to the beneficial owners; or (6) as to a Member that is an Entity, the Entity's dissolution.

          (b)    Rights of Member Following Dissociation.    As of the effective date of the Member's Dissociation: (1) the Member's right to participate in the Company's governance, receive information concerning the Company's affairs, and inspect the Company's books and records will terminate; and (2) unless the Dissociation resulted from the Transfer of the Member's entire Membership Interest, the Member will be entitled to receive the Distributions to which the Member would have been entitled had the Dissociation not occurred, but only at such times and in such amounts as the Company in its sole discretion may determine. Except as provided in this Article 3.9, the Member will have no right to receive Distributions or otherwise participate in the Company's financial affairs. The Member will, however, remain liable for any obligation to the Company that existed prior to the effective date of the Dissociation, including any costs or damages resulting from the Member's breach of this Agreement.

ARTICLE IV

FINANCE

        4.1    Contributions.

          (a)    HCC Contribution.    Pursuant to the provisions of the Original Operating Agreement, as its initial and only required Contribution, HCC contributed to the Company all right, title, and interest of HCC in and to the HCC North American EPS Business and the HCC Specialty Expandable Resins Business (collectively, the "HCC Expandable Businesses") and all assets owned or held by HCC and principally used or held for use in connection with either or both of the HCC Expandable Businesses (collectively, the "HCC Expandable Assets"), BUT EXCLUDING the Polystyrene Portion of the Peru Plant and any other assets owned or held by HCC which were to be allocated to or vested in Nova Chemicals pursuant to the provisions of the Nova Merger Agreement. The HCC Expandable Businesses and the HCC Expandable Assets were contributed to the Company subject to, and the Company assumed and agreed to pay, perform, discharge, and fulfill when due, all obligations and liabilities of HCC of any kind or nature, whether direct or indirect, absolute or contingent, arising from or relating to either or both of the HCC Expandable Businesses and/or any of the HCC Expandable Assets, BUT EXCLUDING any obligations or liabilities of any kind or nature, whether direct or indirect, absolute or contingent, that were allocated to or assumed by Nova Chemicals and/or any of its Affiliates pursuant to the provisions of the Nova Merger Agreement.

          (b)    Substitute Member.    As a Substitute Member, Huntsman International has no obligation or requirement to make any Contribution to the Company.

          (c)    Additional Members.    A Person admitted as a Member in connection with the acquisition of a Membership Interest directly from the Company after the Effective Date will make the Contributions specified in the agreement pursuant to which the Person is admitted as a Member.

          (d)    Additional Contributions.    The Company may authorize additional Contributions at such times and on such terms and conditions as it determines to be in its best interest. Absent the Company's authorization, no Member is permitted to make additional Contributions.

          (e)    Contributions Not Interest Bearing.    A Member is not entitled to interest or other compensation with respect to any cash or property contributed by or on behalf of the Member contributes to the Company.

          (f)    No Return of Contribution.    A Member is not entitled to the return of any Contribution prior to the Company's dissolution and winding up.

        4.2    Allocation of Profit and Loss.

          (a)    General Allocation.    After giving effect to the special allocations required by Article 4.2 (the "special allocations"), the Company's Profit or Loss for a Taxable Year, including the Taxable Year in which the Company is dissolved, will be allocated among the Members in proportion to their Membership Interests.

          (b)    Special Allocations.

            (1)   If a Member unexpectedly receives an adjustment, allocation, or distribution described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations that creates or increases a deficit in the Member's Capital Account as of the end of a Taxable Year, then a pro rata portion of each item of the Company's income, including gross income and gain for the Taxable Year and, if necessary, for subsequent years will be allocated to the Member in an amount and manner sufficient to eliminate the deficit in the Member's Capital Account as quickly as possible.

            (2)   If a Member would have a deficit in its Capital Account at the end of a Taxable Year that exceeds the sum of (i) the amount the Member is required to pay the Company pursuant to an obligation described in Section 1.704-1(b)(2)(ii)(c) of the Regulations and (ii) the Member's share of Minimum Gain, then a pro rata portion of each item of the Company's income, including gross income and gain, for the Taxable Year will be allocated to the Member in an amount and manner sufficient to eliminate the deficit in the Member's Capital Account as quickly as possible.

            (3)   If there is a net decrease in the Company's Minimum Gain during a Taxable Year, then the items of the Company's income, including gross income and gain, for the Taxable Year and, if necessary, for subsequent Taxable Years will be allocated to the Members in proportion to their shares of the net decrease in Minimum Gain. If the allocation made by this paragraph would cause a distortion in the economic arrangement among the Members and it is expected that the Company will not have sufficient income to correct that distortion, then the Company may seek to have the Internal Revenue Service waive the requirement for the allocation in accordance with Section 1.704-2(f)(4) of the Regulations.

            (4)   Items of the Company's loss, deductions, and expenditures described in Code Section 705(a)(2)(B) that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

            (5)   Items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

            (6)   If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, then the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this paragraph is subject to and must be consistent with the special allocations.

          (c)    Effect of Transfers During Year.    The Company will prorate items attributable to a Membership Interest that is the subject of a Transfer during a Taxable Year between the Transferor and the Transferee based on the portion of the Taxable Year that elapsed prior to the Transfer.

        4.3    Tax Allocations.    For federal income tax purposes, unless the Code otherwise requires, each item of the Company's income, gain, loss, or deduction will be allocated to the Members in proportion to their allocations of the Company's Profit or Loss.

        4.4    Distributions.

          (a)    Available Funds.    The Company will distribute its Available Funds to the Members at annual intervals or, at the Manager's discretion, more often.

          (b)    Allocation.    The Company will make all Distributions to the Members in proportion to their Membership Interests.

        4.5    Capital Accounts.

          (a)    General Maintenance.    The Company will establish and maintain a Capital Account for each Member. A Member's Capital Account will be:

            (1)   increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the property is subject; and (iii) the Member's share of Profits and any separately stated items of income or gain; and

            (2)   decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (iii) the Member's share of Losses and any separately stated items of deduction or loss.

          (b)    Adjustments for Distributions in Kind.    If at any time the Company distributes property in kind, it will adjust the Members' Capital Accounts to account for their respective shares of any Profit or Loss the Company would have realized had it sold the property at fair market value and distributed the sale proceeds.

          (c)    Adjustments for Acquisitions and Redemptions.    If at any time a Person acquires a Membership Interest from the Company or the Company redeems a Membership Interest, the Company may adjust the Members' Capital Accounts to reflect any Profit or Loss the Company would have realized had it sold all of its assets at fair market value on the date of the acquisition or redemption.

          (d)    Transfer of Capital Account.    A Transferee of a Membership Interest succeeds to the portion of the transferor's Capital Account that corresponds to the portion of the Membership Interest that is the subject of the Transfer.

          (e)    Compliance with Code.    The requirements of this Article 4.5 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Regulations promulgated under Section 704(b) of the Code.

ARTICLE V

MANAGEMENT

        5.1    Representative Management.    The Company will be managed by one Manager. The initial Manager is Huntsman Chemical Corporation, 500 Huntsman Way, Salt Lake City, Utah 84108.

        5.2    Time Devoted to Business.    The Manager will devote only the amount of time to the Company's activities as is reasonably necessary to discharge the Manager's responsibilities.

        5.3    Powers and Authority.

          (a)    General Scope.    Except for matters on which the Members' approval is required by the Act or this Agreement, the Manager has full power, authority, and discretion to manage and direct the Company's business, affairs, and properties, including without limitation the specific powers referred to in Article 5.3(b).

          (b)    Specific Powers.

            (1)   The Manager is authorized on the Company's behalf to make all decisions as to (i) the development, sale, lease, or other disposition of the Company's assets; (ii) the purchase or other acquisition of other assets of all kinds; (iii) the management and operation of all or any part of the Company's assets and business; (iv) the borrowing of money and the granting of security interests in the Company's assets (including loans from Members); (v) the prepayment, refinancing, or extension of any mortgage affecting the Company's assets; (vi) the compromise or release of any of the Company's claims or debts; (vii) the employment of Persons for the operation and management of the Company's business; and (viii) all elections available to the Company under any federal or state tax law or regulation.

            (2)   The Manager on the Company's behalf may execute and deliver (i) all conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts, maintenance contracts, and other contracts and agreements of every kind covering or affecting any of the Company's assets; (ii) all checks, drafts, and other orders for the payment of the Company's funds; (iii) all promissory notes, mortgages, deeds of trust, security agreements, and other similar documents; (iv) all articles, certificates, and reports pertaining to the Company's organization, qualification, and dissolution; (v) all tax returns and reports; and (vi) all other instruments of any kind or character relating to the Company's business or affairs.

        5.4    Required Member Approval.    Notwithstanding any other provision of this Agreement, without the approval of Members whose aggregate Membership Interest exceeds sixty percent (60%), the Manager may take no action with respect to the sale, lease, exchange, mortgage, pledge, or other disposition of all or substantially all of the Company's assets.

        5.5    Fiduciary Duties.

          (a)    Standard of Care.

            (1)    Exculpation.    The Manager will not be liable to the Company or any Member for an act or omission done in good faith to promote the Company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct, or a knowing violation of law.

            (2)    Justifiable Reliance.    The Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters the Manager reasonably believes to be within the Person's expertise or competence.

          (b)    Competing Activities.    The Manager may participate in any business or activity without accounting to the Company or the Members. The Manager shall have no obligation to disclose to the Company or any Member any business opportunity pertaining to the Company's business of which the Manager becomes aware.

          (c)    Self-Dealing.    The Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by Members having no interest in the transaction constitutes conclusive evidence that the terms satisfy the foregoing condition.

        5.6    Indemnification of Managers.    The Company will indemnify the Manager for all expenses, losses, liabilities, and damages the Manager actually and reasonably incurs in connection with the defense or settlement of any action or claim arising out of or relating to the conduct of the Company's business, activities, or affairs, except an action with respect to which the Manager is adjudged in a final nonappealable judgment by a court to be liable for breach of a fiduciary duty owed to the Company or the Members under the Act or this Agreement.

        5.7    Compensation.    Upon the vote or written action of Members whose aggregate Membership Interest exceeds sixty percent (60%), the Company may compensate the Manager for its services to or on behalf of the Company. In addition, the Company will reimburse the Manager for all expenses incurred on the Company's behalf.

        5.8    Tenure.

          (a)    Term.    The Manager will serve until the earlier of: (1) the Manager's resignation; (2) the Manager's removal; (3) the Manager's Bankruptcy; (4) as to a Manager who is a natural person, the Manager's death or adjudication of incompetency; and (5) as to a Manager that is an Entity, the Manager's dissolution.

          (b)    Resignation.    The Manager at any time may resign by written notice delivered to the Members at least 30 days prior to the effective date of the resignation.

          (c)    Removal.    The Members at any time may remove the Manager, with or without cause, by the vote or written action of Members whose aggregate Membership Interest exceeds sixty percent (60%).

          (d)    Vacancy.    If a Manager for any reason ceases to act, the Members will promptly elect (by vote or written action of Members whose aggregate Membership Interest exceeds fifty percent (50%)) a successor, to serve until a subsequent successor is elected and qualified.

ARTICLE VI

RECORDS AND ACCOUNTING

        6.1    Maintenance of Records.

          (a)    Required Records.    The Company will maintain at its principal place of business:

            (1)   a current list, in alphabetical order, of the full name and last known business Street address of each Member;

            (2)   copies of the stamped Articles, including any certificates of amendment, and executed copies of any powers of attorney pursuant to which any certificate of amendment has been executed;

            (3)   copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent Taxable Years;

            (4)   copies of the Company's financial statements, if any, for the three most recent Taxable Years;

            (5)   a copy of this Agreement, including any amendments;

            (6)   a schedule showing the amount of any cash and a description and statement of the agreed value of any other property or services contributed or agreed to be contributed by each Member and each former Member;

            (7)   a description of the times or events at or upon which any Member is required to make additional Contributions;

            (8)   a description of any right of a Member to receive Distributions that include a return of any of the Member's Contributions; and

            (9)   a description of any event upon which the Company is to be dissolved and its affairs wound up; provided, however, that for purposes of the foregoing paragraphs (6) through (9) of this Article 6.1(a), this Agreement, including any amendments, shall constitute a schedule or description with respect to relevant matters set forth herein or therein.

          (b)    Member Access.    A Member and the Member's authorized representative shall have reasonable access to and may inspect and copy all records and other materials pertaining to the Company or its activities. The exercise of such rights will be at the requesting Member's expense.

        6.2    Financial Accounting.

          (a)    Accounting Method.    The Company will account for its financial transactions using a method of accounting determined by the Manager in compliance with Sections 446 and 448 of the Code.

          (b)    Taxable Year.    The Company's Taxable Year is the Company's annual accounting period, as determined by the Manager in compliance with Sections 441, 444, and 706 of the Code.

        6.3    Reports.

          (a)    Members.    As soon as practicable after the close of each Taxable Year, the Company will prepare and send to the Members such reports and information as are reasonably necessary to (1) inform the Members of the results of the Company's operations for the Taxable Year and (2) enable the Members to reflect completely and accurately their distributive shares of the Company's income, gains, deductions, losses, and credits in their federal, state, and local income tax returns for the appropriate year.

          (b)    Periodic Reports.    The Company will complete and file any periodic reports required by the Act or the law of any other jurisdiction in which the Company is qualified to do business.

        6.4    Tax Compliance.

          (a)    Withholding.    If the Company is required by law or regulation to withhold and pay over to a governmental agency any part or all of a Distribution or allocation of Profit to a Member:

            (1)   the amount withheld will be considered a Distribution to the Member; and

            (2)   if the withholding requirement pertains to a Distribution in kind or an allocation of Profit, the Company will pay the amount required to be withheld to the governmental agency and promptly take such action as it considers necessary or appropriate to recover a like amount from the Member, including offset against any Distributions to which the Member would otherwise be entitled.

          (b)    Tax Matters Partner.    Unless removed by the vote or written action of Members whose aggregate Membership Interest exceeds sixty percent (60%), Huntsman International will be designated as the "Tax Matters Partner" pursuant to Section 6231(a)(7) of the Code. Upon the vote or written action of Members whose aggregate Membership Interest exceeds sixty percent (60%), the Company may remove any Tax Matters Partner, with or without cause, and designate a successor to any Tax Matters Partner. A Member is eligible to serve as the Tax Matters Partner only if (1) the Member is then serving as the Manager or (2) no Member is then serving as the Manager. The Tax Matters Partner will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company-level audit or a proposed adjustment of any of the Company's tax items. The Tax Matters Partner may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item. The Company will reimburse the Tax Matters Partner for reasonable expenses properly incurred while acting within the scope of the Tax Matters Partner's authority.

ARTICLE VII

DISSOLUTION

        7.1    Events of Dissolution.

          (a)    Enumeration.    The Company will dissolve upon the first to occur of:

            (1)   December 31, 2028;

            (2)   the vote or written action of Members whose aggregate Membership Interest exceeds fifty percent (50%) to dissolve the Company;

            (3)   any event that makes the Company ineligible to conduct its activities as a limited liability company under the Act; or

            (4)   any event or circumstance that makes it unlawful or impossible for the Company to carry on its business

            (5)    Exclusivity of Events.    Unless specifically referred to in this Article 7.1, no event, including an event of dissolution prescribed by the Act, will result in the Company's dissolution.

        7.2    Effect of Dissolution.

          (a)    Appointment of Liquidator.    Upon the Company's dissolution, the Manager will appoint a liquidator, who may (but need not be) the Manager or a Member. The liquidator will wind up and liquidate the Company in an orderly, prudent, and expeditious manner in accordance with the provisions of this Article 7.2.

          (b)    Final Accounting.    The liquidator will make proper accountings (1) to the end of the month in which the event of dissolution occurred and (2) to the date on which the Company is finally and completely liquidated.

          (c)    Duties and Authority of Liquidator.    To the extent of the Company's assets, the liquidator will make adequate provision for the discharge of all of the Company's debts, obligations, and liabilities. The liquidator may sell, encumber, or retain for distribution in kind any of the Company's assets. Any gain or loss recognized on the sale of assets will be allocated to the Members' Capital Accounts in accordance with the provisions of Article 4.2. With respect to any asset the liquidator determines to retain for distribution in kind, the liquidator will allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the asset been sold at its fair market value.

          (d)    Final Distribution.    The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations, and liabilities to the Members in proportion to their Capital Accounts. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors, or any other Member with respect to the negative balance.

          (e)    Required Filings.    The liquidator will file with the Division of Corporations and Commercial Code such statements, certificates, and other instruments, and take such other actions, as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

ARTICLE VIII

GENERAL PROVISIONS

        8.1    Amendments.

          (a)    Required Amendments.    The Company, the Manager, and the Members will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement, this Agreement will be considered to have been amended in the specifics necessary to eliminate the inconsistencies.

          (b)    Other Amendments.    The Manager or any Member may propose for consideration and action an amendment to this Agreement or to the Articles. A proposed amendment will become effective at such time as it is approved by the Manager and all Members.

        8.2    Power of Attorney.    Each Member appoints the Manager, with full power of substitution, as the Member's attorney-in-fact, to act in the Member's name to execute and file (a) all certificates, applications, reports, and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including without limitation amendments to the Articles, and (c) all instruments of transfer necessary to effect the Company's dissolution and termination. The power of attorney granted by this Article 8.2 is irrevocable, coupled with an interest, and will survive the death of any Member who is a natural person.

        8.3    Nominee.    Title to the Company's assets may be held in the name of the Company or any nominee (including any Manager or any Member so acting), as the Company determines. The Company's agreement with any nominee may contain provisions indemnifying the nominee for costs or damages incurred as a result of the nominee's service to the Company.

        8.4    Investment Representation.    Each Member represents to the Company and the other Members that (a) the Member is acquiring a Membership Interest in the Company for investment and for the Member's own account and not with a view to its sale or distribution and (b) neither the Company, nor the Manager, nor any other Member has made any guaranty or representation upon which the Member has relied concerning the possibility or probability of profit or loss resulting from the Member's investment in the Company.

        8.5    Notices.    Notices contemplated by this Agreement may be sent by any commercially reasonable means, including hand delivery, first class mail, fax, E-mail, or private courier. The notice must be prepaid and addressed (a) to a Member at its address as set forth in the Company's records, or (b) to the Manager at its address specified in Article 5.1 or at such other address as the Manager may hereafter specify to the Company in written notice. The notice will be effective on the date of receipt or, in the case of notice sent by first class mail, the fifth day after mailing.

        8.6    Resolution of Inconsistencies.    If there are inconsistencies between this Agreement and the Articles, the Articles will control. If there are inconsistencies between this Agreement and the Act, this Agreement will control, except to the extent the inconsistencies relate to provisions of the Act that the Members cannot alter by agreement. Without limiting the generality of the foregoing, unless the language or context clearly indicates a different intent, the provisions of this Agreement pertaining to the Company's governance and financial affairs and the rights of the Members upon Dissociation and dissolution will supersede the provisions of the Act relating to the same matters.

        8.7    Provisions Applicable to Transferees.    As the context requires and subject to the restrictions and limitations imposed by Articles 3.8(d) and 3.9(b), the provisions of this Agreement pertaining to the rights and obligations of a Member also govern the rights and obligations of the Member's Transferee.

        8.8    Additional Instruments.    Each Member will execute and deliver any document or statement necessary to give effect to the terms of this Agreement or to comply with any law, rule, or regulation governing the Company's formation and activities.

        8.9    Computation of Time.    In computing any period of time under this Agreement, the day of the act or event from which the specified period begins to run is not to be included. The last day of the period is included, unless it is a Saturday, Sunday, or legal holiday, in which case the period will run until the end of the next day that is not a Saturday, Sunday, or legal holiday.

        8.10    Entire Agreement.    This Agreement and the Articles comprise the entire agreement among the parties with respect to the Company. This Agreement and the Articles supersede any prior agreements or understandings with respect to the Company. No representation, statement, or condition not contained in this Agreement or the Articles has any force or effect.

        8.11    Waiver.    No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver.

        8.12    General Construction Principles.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or paragraph, such reference shall be to an Article or paragraph of this Agreement unless otherwise indicated. Whenever the words "include," "includes," or "including," are used in this Agreement, they shall be deemed to be followed by the words, "without limitation."

        8.13    Binding Effect.    Subject to the provisions of this Agreement relating to the transferability of Membership Interests and the rights of Transferees, this Agreement is binding on and will inure to the benefit of the Company, the Manager, the Members, and their respective distributees, successors, and assigns.

        8.14    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without regard to the conflicts of law principles of such State.

        8.15    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

        (Remainder of page intentionally left blank.)

        IN WITNESS WHEREOF, the Company and the Member have executed and delivered this Agreement as of the day and year first above written.

COMPANY:
HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC, by its Manager:
HUNTSMAN CHEMICAL CORPORATION, a Texas corporation,
By:	/s/ MARTIN F. PETERSEN
Name:	MARTIN F. PETERSEN
Title:	VICE-PRESIDENT
MEMBER:
HUNTSMAN INTERNATIONAL CORPORATION, a Utah corporation,
By:	/s/ MARTIN F. PETERSEN
Name:	MARTIN F. PETERSEN
Title:	VICE-PRESIDENT

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FIRST AMENDED OPERATING AGREEMENT OF HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC
TABLE OF CONTENTS
FIRST AMENDED OPERATING AGREEMENT OF HUNTSMAN EXPANDABLE POLYMERS COMPANY, LC
RECITALS
ARTICLE I DEFINITIONS
ARTICLE II THE COMPANY
ARTICLE III MEMBERS
ARTICLE IV FINANCE
ARTICLE V MANAGEMENT
ARTICLE VI RECORDS AND ACCOUNTING
ARTICLE VII DISSOLUTION
ARTICLE VIII GENERAL PROVISIONS